UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of August 2019

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s annual general meeting of the shareholders to be held on September 12, 2019, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	a Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V NANO CELL.

	By:	/s/ Evyatar Cohen
Name: Evyatar Cohen
Title: Chief Financial Officer

Date: August 8, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on September 12, 2019.
99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on September 12, 2019.

3